UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019278

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T-H BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6100 RED HOOK QTR #2, SUITE A2-3
(No. and Street)

ST. THOMAS (City) U.S. VIRGIN ISLANDS (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 646-355-1471
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANDEL, FEKETE & BLOOM, CPAs
(Name – *if individual, state last, first, middle name*)

30 MONTGOMERY STREET (Address) JERSEY CITY (City) NEW JERSEY (State) 07302 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

YS 3/29

TABLE OF CONTENTS

EXHIBIT A

OATH OR AFFIRMATION

I, JAY GETTENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertaining to the firm of

T-H BROKERAGE SERVICES, LLC as of

DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

SAMUEL CAHN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02CA6149110
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 07/03/20~~10~~ 14

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT B

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

INDEPENDENT AUDITOR'S REPORT

T-H Brokerage Services, LLC
6100 Red Hook Qtr #2, Suite A2-3
St. Thomas, U.S. Virgin Islands 00802

In planning and performing our audit of the financial statements of T-H Brokerage Services, LLC, as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

continued

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 18, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

continued

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mandel, Fekete & Bloom

February 18, 2011

EXHIBIT C

---oOo---

T-H BROKERAGE SERVICES, LLC

ANNUAL REPORT

DECEMBER 31, 2010

---oOo---

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

INDEPENDENT AUDITOR'S REPORT

T-H Brokerage Services, LLC
6100 Red Hook Qtr #2, Suite A2-3
St. Thomas, U.S. Virgin Islands 00802

We have audited the accompanying statement of financial condition of T-H Brokerage Services, LLC as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T-H Brokerage Services, LLC at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mandel, Fekete + Bloom

February 18, 2011

STATEMENT OF FINANCIAL CONDITION

T-H Brokerage Services, LLC

		DECEMBER 31, 2010	
ASSETS			
Current			
Cash			
The Savannah Bank – checking account		$ 8,202	
Merrill Lynch – WCMA account		10,000	$18,202
TOTAL ASSETS			**$18,202**
LIABILITIES AND MEMBER'S EQUITY			
LIABILITIES			
Accrued expenses			$ 7,261
TOTAL LIABILITIES			7,261
MEMBER'S EQUITY			10,941
TOTAL LIABILITIES AND MEMBER'S EQUITY			**$18,202**

STATEMENT OF INCOME

T-H Brokerage Services, LLC

		FOR THE YEAR 2010
EXPENSES		
Professional fees	$11,999	
Regulatory dues and expenses	231	
Office expense	654	
Insurance	364	
Telephone	99	
SIPC fees	150	
Dues and subscriptions	111	
Miscellaneous	1,000	$14,608
OPERATING (LOSS)		(14,608)
Other Income		
Broker settlement		18,500
NET INCOME		**$ 3,892**

See notes to financial statements

STATEMENT OF CHANGES IN MEMBER'S EQUITY

T-H Brokerage Services, LLC

	FOR THE YEAR 2010
Balance at January 1, 2010	$12,049
Contributions	10,000
Net income	3,892
Distributions	(15,000)
Balance at December 31, 2010	**$10,941**

See notes to financial statements

STATEMENT OF CASH FLOW

T-H Brokerage Services, LLC

		FOR THE YEAR 2010
Cash Flows from Operating Activities:		
Net Income	$ 3,892	
Adjustments to Reconcile Net Income to Net Cash provided by Operating Activities:		
Increase in accrued liabilities	7,261	
Net Cash provided by Operating Activities		$11,153
Cash Flows from Financing Activities:		
Contributions	10,000	
Distributions	(15,000)	
Net Cash provided by Financing Activities		(5,000)
NET INCREASE IN CASH		**6,153**
CASH AND EQUIVALENTS AT JANUARY 1, 2010		**12,049**
CASH AND EQUIVALENTS AT DECEMBER 31, 2010		**$18,202**
Supplemental Cash Flow Disclosures:		
Income tax payments		$ 0
Interest payments		$ 0

NOTES TO FINANCIAL STATEMENTS

T-H Brokerage Services, LLC

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a wholly-owned subsidiary of White Bay Group USVI, LLLP. The Company is a State of Georgia Limited Liability Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead its earnings and losses are included in the personal returns of its members and taxed depending on their personal tax situation. Accordingly, the financial statements do not reflect a provision from income taxes.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Change of Ownership

On December 21, 2010, T-H Trustee Investment Services, LLC sold its interest in the Company to White Bay Group USVI, LLLP. Any gain or loss on the transaction was recognized by the previous owner, T-H Trustee Investment Services, LLC.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

3. CONCENTRATIONS OF CASH

The Company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 in member banks. At December 31, 2010, the Company's uninsured cash balance totaled $0.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $10,941, which was $5,941 in excess of its required net capital of $5,000.

EXHIBIT D

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

T-H Brokerage Services, LLC

		As of December 31, 2010
Total ownership equity from Statement of Financial Condition		$10,941
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		10,941
Add:		
Liabilities subordinated to claims of general creditors allowable In computation of net capital		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		10,941
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition (See List A)	$ 0	
Secured demand note deficiency	0	
Commodity futures contracts and spot commodities-proprietary capital charges	0	
Other deductions and/or charges	0	0
Other additions and/or allowable credits		
Total non-allowable accrued liabilities from Statement of Financial Condition (See List B)		0
Net Capital before haircuts on securities positions		10,941
Haircuts on securities (computed, where applicable, pursuant to 13c301(f):		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	0	
Undue concentration	0	
Other	0	0
NET CAPITAL		**$10,941**

See notes to financial statements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

T-H Brokerage Services, LLC

As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 484
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 5,941
Excess net capital at 1000%	$ 4,941

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		$ 7,261
Add:		
Drafts for immediate credit	$ 0	
Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	
Other unrecorded indebtedness	$ 0	0
Total aggregate indebtedness		$ 7,261
Percentage of aggregate indebtedness to net capital		66.37%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0

NOTES RE: OTHER SCHEDULES

T-H Brokerage Services, LLC

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 based on the following:

All customer transactions cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are not presented as part of these financial statements:

- Computation for determination of reserve requirements
- Information relating to possession or control requirements

EXHIBIT E

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

SCHEDULE II

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
T-H Brokerage Services, LLC
6100 Red Hook Qtr #2, Suite A2-3
St. Thomas, U.S. Virgin Islands 00802

In accordance with Rule 17a-5(e)(4) under the Securities Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by T-H Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating T-H Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). T-H Brokerage Services, LLC's management is responsible for T-H Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Society of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences:

3. Compared any adjustments report in Form SIPC-7 with supporting schedules, working papers, SIPC-7 template and calculation of total assessment noting no differences;

continued

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers, SIPC-7 template and calculation of total assessment supporting the adjustments noting no differences.

We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T. We were unable to obtain a copy of the Form SIPC-7T as of December 31, 2009.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mandel, Fekete & Bloom

February 18, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067129 FINRA DEC
T-H BROKERAGE SERVICES LLC 16*16
340 EISENHOWER DR STE 220
SAVANNAH GA 31406-1615

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (646) 355-1471

2. A. General Assessment (item 2e from page 2) $ 150 minimum payment a[...]

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 150

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 150

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 150.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T-H Brokerage Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11th day of January, 20 11.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

RAVEN SECURITIES CORP

Inputs

Amount of Payment Overdue	
Days Late	
Minimum Assesment Payment	150

Caluclation of Total Assesment and Interest Due

General Assesment Payment for the First Half of the Fiscal Year	150
Less payment of $150 made with SIPC-4 in January, February or March 2009 for all Fiscal Year Ends Except January, February, or March	-
Assesment Balance Due	**150**
Interest computed on late payment (20% per annum for each day after 15th day past due	-
Total Assesment and Interest Due	**150**

Calculation of General Assesment Payment (Row 7)

Total Interest and Dividend Expense		
Total Interest and Dividend Income		
Interest Earned on Customers Securities Accounts		
(2a) Revenue from FOCUS Report	X	18,500
(2b) **Additions:**		
Additional Revenues from Non-foreign Subsidiaries and Predecessors	X	
Net Loss- Principal Transactions of Securities in Trading Accounts	X	
Net Loss- Principal Transactions of Commodities in Trading Accounts	X	
Interest & Dividend Expense Deducted from FOCUS Revenue	X	
Underwriting & Distribution Charges	X	
Expenses other than: Advertising, Printing, Reistration Fees and Legal Fees Deducted in Determinging Net Profit from management of or participation in underwriting or distribution of securities	X	
Loss on Securities- Investment Accounts	X	
Total Additions		-
(2c) **Deductions:**		
Revenues from distribution of shares of registered open end investment company or unit investment trust, sale of variable annuities, business of insurance, IA services rendered to registered investment companies or insurance company separate accounts, and	X	
Revenues from Commodity Transactions	X	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	X	
Postage Reimbursements in Coonection with Proxy Solicitation	X	
Net Gain on Securities- Investment Accounts	X	
100% of Commissions and Markups Earned from Transactions in (i) CDs and (ii) T-Bills, Bankers Acceptances of Commercial Paper with Maturity of 9 Months or Less from Issuance Date	X	
Direct Expenses of Printing, Advertising and Legal Fees Incurred in Connection with Other Revenue Related to the Securities Business	X	
Other Revenue Not Related Either Dirctly or Indirectly to the Securities Business	X	-
Total Interest and Dividend Expense (Capped at Total Interest and Dividend Income)	-	X
40% of Interest Earned on Customers Securities Accounts	-	X
Choose Greater of Two Previous Lines	X	-
Total Deductions		-
(2d) SIPC Net Operating Revenues		18,500
(2e) General Assessment @ .0025 (At Least 150)		46